United States securities and exchange commission logo





                              February 12, 2021

       Sheng-Yih Chang
       Chief Financial Officer
       Hartford Great Health Corp.
       8832 Glendon Way
       Rosemead, California 91770

                                                        Re: Hartford Great
Health Corp.
                                                            Form 10-K for the
Year Ended July 31, 2020
                                                            Filed: November 10,
2020
                                                            File Number:
000-54439
                                                            Form 10-Q for the
Quarter Ended October 31, 2020
                                                            Filed: December 15,
2020

       Dear Mr. Chang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ending July 31, 2020

       Financial Statements
       Consolidated Statements of Cash Flows, page 22

   1. We note from the related party payable disclosure on page 35 that your related party payable balances
includes "funding support from SH Oversea for operation". The related party payables also
include long-term payables do to Shanghai DuBian Assets
                                                        Management Ltd. Tell us
why cash flows related to such payables have not been
                                                        classified as financing
cash flow activities. Otherwise please revise.
   2. Tell us why it is appropriate to net short-term and long-term related party receivables and payables from diverse
related parties in your operating cash flows activities section.
                                                        Otherwise please
revise.
 Sheng-Yih Chang
Hartford Great Health Corp.
February 12, 2021
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.



FirstName LastNameSheng-Yih Chang                         Sincerely,
Comapany NameHartford Great Health Corp.
                                                          Division of
Corporation Finance
February 12, 2021 Page 2                                  Office of Technology
FirstName LastName